UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Sears Hometown Stores, Inc.

(formerly known as Sears Hometown and Outlet Stores, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,864.516 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,864.516 (1)
	10.	Shared Dispositive Power 8,569.873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,434.389 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held by any of the Reporting Persons was converted into one one-thousandth of a Surviving Corporation Share (rounded to the nearest one-thousandth of a Surviving Corporation Share). For purposes of clarity, this represents the number of Surviving Corporation Shares held by the applicable Reporting Persons following such conversion of the shares of Common Stock held by such Reporting Persons into Surviving Corporation Shares. As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,864.516 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,864.516 (1)
	10.	Shared Dispositive Power 8,569.873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,434.389 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held by any of the Reporting Persons was converted into one one-thousandth of a Surviving Corporation Share (rounded to the nearest one-thousandth of a Surviving Corporation Share). For purposes of clarity, this represents the number of Surviving Corporation Shares held by the applicable Reporting Persons following such conversion of the shares of Common Stock held by such Reporting Persons into Surviving Corporation Shares. As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,864.516 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,864.516 (1)
	10.	Shared Dispositive Power 8,569.873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,434.389 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held by any of the Reporting Persons was converted into one one-thousandth of a Surviving Corporation Share (rounded to the nearest one-thousandth of a Surviving Corporation Share). For purposes of clarity, this represents the number of Surviving Corporation Shares held by the applicable Reporting Persons following such conversion of the shares of Common Stock held by such Reporting Persons into Surviving Corporation Shares. As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,434.389 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,864.516 (1)
	10.	Shared Dispositive Power 8,569.873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,434.389 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held by any of the Reporting Persons was converted into one one-thousandth of a Surviving Corporation Share (rounded to the nearest one-thousandth of a Surviving Corporation Share). For purposes of clarity, this represents the number of Surviving Corporation Shares held by the applicable Reporting Persons following such conversion of the shares of Common Stock held by such Reporting Persons into Surviving Corporation Shares. As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

This Amendment No. 21 to Schedule 13D (this “Amendment No. 21”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown Stores, Inc. (formerly known as Sears Hometown and Outlet Stores, Inc.), a Delaware corporation (the “Issuer”). This Amendment No. 21 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 21, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On October 23, 2019, immediately following the consummation of the Outlet Sale of the Issuer’s Outlet Segment to Purchaser pursuant to the Purchase Agreement and in accordance with the terms of the previously announced Merger Agreement (as amended and supplemented by the terms of the Outlet Letter Agreement) among the Issuer, Transform Holdco and Merger Sub, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”) and in accordance with the terms of the Merger Agreement, each outstanding share of Common Stock (other than shares of Common Stock (i) owned by the Reporting Persons or Transform Holdco, (ii) held in treasury by the Issuer or owned by any subsidiary of the Issuer or (iii) held by stockholders of the Issuer who have demanded properly in writing appraisal for such shares of Common Stock in accordance with Section 262 of the Delaware General Corporation Law) was cancelled and automatically converted into the right to receive an amount in cash equal to $3.21, without interest (the “Merger Consideration”). At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held by Partners and Mr. Lampert was converted into one one-thousandth of a share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Shares”) (rounded to the nearest one-thousandth of a Surviving Corporation Share).

In connection with the completion of the Merger, Transform Holdco has undertaken a restructuring of certain of its subsidiaries and affiliated entities (the “Restructuring”) and Transform Holdco’s rights and obligations under the Merger Agreement were assigned to Hometown Midco LLC, a Delaware limited liability company and an affiliate of Transform Holdco and the Reporting Persons (“Hometown Midco”). As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

The foregoing descriptions of the Merger Agreement, the Outlet Letter Agreement and the Purchase Agreement are qualified in their entirety by reference to the Merger Agreement, the Outlet Letter Agreement and the Purchase Agreement, which are attached as Exhibit 99.11, Exhibit 99.16, and Exhibit 99.18 hereto, respectively, and incorporated herein by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on October 28, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	12,434.389	(1)(2)(3)	54.8	% (1)(2)(3)	3,864.516	(1)	0	3,864.516	(1)	8,569.873	(1)(2)
RBS Partners, L.P.	12,434.389	(1)(2)(3)	54.8	% (1)(2)(3)	3,864.516	(1)(3)	0	3,864.516	(1)(3)	8,569.873	(1)(2)
ESL Investments, Inc.	12,434.389	(1)(2)(3)	54.8	% (1)(2)(3)	3,864.516	(1)(3)	0	3,864.516	(1)(3)	8,569.873	(1)(2)
Edward S. Lampert	12,434.389	(1)(2)(3)	54.8	% (1)(2)(3)	12,434.389	(1)(2)(3)	0	3,864.516	(1)(3)	8,569.873	(1)(2)

(1)

At the Effective Time and in accordance with the terms of the Merger Agreement, each of the shares of Common Stock held the Reporting Persons was converted into one one-thousandth of a Surviving Corporation Share (rounded to the nearest one-thousandth of a Surviving Corporation Share). For purposes of clarity, this represents the number of Surviving Corporation Shares held by the applicable Reporting Persons following such conversion of the shares of Common Stock held by such Reporting Persons into Surviving Corporation Shares. As a result of the Merger Closing and the Restructuring, the Issuer became wholly owned by Hometown Midco, Partners and Mr. Lampert, which are affiliates of one another.

(2)

This number includes 8,569.873 Surviving Corporation Shares held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(3)

This number includes 3,864.516 Surviving Corporation Shares held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B to this Amendment No. 21, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 21 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons, SPE I Partners, LP, SPE Master I, LP, ESL Institutional Partners, L.P., RBS Investment Management, L.L.C. and CRK Partners, LLC with the Securities and Exchange Commission).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D relating to the Common Stock of the Issuer filed on January 5, 2016 by the Reporting Persons with the Securities and Exchange Commission).

99.7	Letter from Transform Holdco LLC to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 5, 2019 (incorporated by reference to Exhibit 99.7 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 8, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.8	Action by Written Consent of Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.9	Letter from ESL Investments, Inc. to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.9 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.10	Letter from ESL Investments, Inc. to the Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.10 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.11	Agreement and Plan of Merger, dated June 1, 2019, by and among Sears Hometown and Outlet Stores, Inc., Transform Holdco LLC and Transform Merger Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.12	Action by Written Consent of ESL Partners, L.P. and Edward S. Lampert, dated June 1, 2019 (incorporated by reference to Exhibit 99.1 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.13	Equity Commitment Letter, dated June 1, 2019, by and between ESL Investments, Inc. and Transform Holdco LLC (incorporated by reference to Exhibit 99.13 to the Schedule 13D relating to Common Stock of the Issuer filed on June 3, 2019 by the Reporting Persons with the Securities and Exchange Commission.)

99.14	Letter Agreement, dated June 1, 2019, by and between Edward S. Lampert and Sears Hometown and Outlet Stores, Inc. (incorporated by reference to Exhibit 2.2 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.15	Press Release, dated June 3, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.16	Letter Agreement, dated August 27, 2019, by and among Sears Hometown and Outlet Stores, Inc., Transform Holdco LLC and Transform Merger Corporation (incorporated by reference to Exhibit 2.3 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on August 27, 2019).

99.17	Action by Written Consent of ESL Partners, L.P. and Edward S. Lampert, dated August 27, 2019 (incorporated by reference to Exhibit 2.5 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on August 27, 2019).

99.18	Equity and Asset Purchase Agreement, dated as of August 27, 2019, among Sears Hometown and Outlet Stores, Inc., Franchise Group Newco S, LLC, and Liberty Tax, Inc. (incorporated by reference to Exhibit 2.4 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on August 27, 2019).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOMETOWN STORES, INC.

(FORMERLY KNOWN AS SEARS HOMETOWN AND OUTLET STORES, INC.)

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Partners, L.P. (1)	10/23/2019	Merger Consideration	5,820	(1)	$3.21	(1)

(1)

Represents the number of shares of Common Stock over which Partners divested beneficial ownership for purposes of Section 13(d) of the Act in connection with the completion of the Merger, which shares of Common Stock were held in separate accounts controlled by Partners or its designee that were established on behalf of, and for the benefit of, those limited partners that previously redeemed all of their interest in Partners (the “Redeeming Limited Partners”) in lieu of Partners withholding a reasonable reserve from the amounts that would have otherwise been distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of, or claims against, Partners. At the Effective Time and in accordance with the terms of the Merger Agreement, each of these shares of Common Stock were cancelled and automatically converted into the right to receive the Merger Consideration.